For Immediate Release
August 5, 2010

Manulife Financial Corporation Reports Second Quarter Results

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Net loss of $2.4 billion driven by mark-to-market impact of lower equity markets and lower interest rates in the quarter – reserves for non-cash losses expected to mostly reverse in the future, if interest rates increase and markets recover faster than the long-term growth rates used in the valuation of policy liabilities

•	Underlying business performed well:
•	Continued to re-balance the business mix with strong growth in high-return businesses
•	Asia insurance sales increased 30 per cent, mutual fund sales in Canada and the U.S. increased 175 per cent and 51 per cent, respectively
•	New business embedded value on insurance products increased ten per cent; wealth, excluding variable annuity and U.S. book value fixed deferred annuities, increased six per cent
•	Credit experience remained strong
•	Strong capital levels – The Manufacturers Life Insurance Company (“MLI”) MCCSR ratio was 221 per cent at quarter end
•	Will set out in the next few months our plans to further reduce risk and improve earnings as we re-balance and grow our business for the long-term benefit of our shareholders

TORONTO – Manulife Financial Corporation (“MFC”) today reported a net loss attributed to shareholders of $2.4 billion for the second quarter ended June 30, 2010, equating to a fully diluted loss per share of $1.36.  For the second quarter of 2009, MFC reported net income of $1.8 billion or $1.09 per share.

During the quarter, net results were impacted as equity markets retreated globally and interest rates declined materially, particularly in the U.S.  Non-cash charges related to equity market declines in the quarter amounted to $1.7 billion. Non-cash charges related to lower interest rates amounted to $1.5 billion in the quarter.

Chief Executive Officer Donald A. Guloien stated, “Our results for the second quarter were disappointing. Lower equity markets and historically low interest rates resulted, on a Canadian GAAP basis, in large non-cash charges in the form of mark-to-market increases to our reserves for policyholder liabilities.   We would expect to see most of these charges reverse into earnings in the future if interest rates rise and if equity markets grow faster than the long-term growth rates used in the valuation of policy liabilities.  In fact, the turnaround in equity markets in July alone, if sustained, should reverse a substantial portion of these losses.  As a point of comparison, under U.S. GAAP we expect to report a small profit for the second quarter and our Shareholders’ Equity under U.S. GAAP is expected to be $7 billion higher than under the Canadian GAAP equivalent.”

August 5, 2010 - Press Release Reporting Second Quarter Results

“Repositioning of the business is underway.  Over several quarters we have been making progress on rebalancing our business mix, re-pricing and re-designing some products to reduce risk, and dramatically accelerating the growth of others.  We are building positive sales momentum, particularly in Asia and Canada and in the Retirement Plan Services and Mutual Fund businesses in the United States,” he said.

“We are taking difficult decisions over the course of this year to better position the Company for the future.  I believe we are taking the right actions to improve earnings to highly satisfactory levels over the coming years, even assuming today’s low interest rates and no more than normal equity market returns.  We expect to share more details on our progress and our plan with investors in the fall,” he added.

Chief Financial Officer Michael Bell said, “With the capital actions taken over the past year, we were well prepared to withstand the mark-to-market impacts of economic conditions in the second quarter.  Although persistent low interest rates are a concern across our industry, in accordance with Canadian accounting and actuarial standards, our balance sheet and capital position already reflect most of the potential long-term impact of current interest rates on our in-force business.”

He added, “This quarter, our new business and in-force variable annuity hedging program produced a pre tax benefit of $1.2 billion in hedge gains, offsetting approximately 75 per cent of the $1.6 billion movement in the underlying hedged liabilities.  The low level of equity markets and interest rates in the quarter did not allow us any further progress in in-force hedging, and our amount of guaranteed value hedged or reinsured remains at 51 per cent. If markets increase to levels that will allow us to hedge more of the in-force at appropriate margins we intend to do so, and our target is to have at least 70 per cent of our variable annuity guaranteed value hedged or reinsured by the end of 2012.”

Bell said, “We are also addressing the interest rate risk on our future long-term guaranteed product sales through additional pricing actions and changes to product design and when market conditions are more attractive, we expect to consider hedging appropriate amounts of this risk.”

He added, “We had a strong capital position, with an MLI MCCSR of 221 per cent at June 30, and our credit experience in the quarter continued to be excellent relative to market conditions.  Our focus has been, and continues to be, to shift sales towards high return businesses and we are seeing positive trends in Asia and other key areas of our business. "

FINANCIAL RESULTS

As stated above, the net loss for the second quarter was driven by non-cash mark-to-market charges of $1.7 billion related to equity market declines and by non-cash mark-to-market charges of $1.5 billion related to the decline in interest rates. Most of these charges should eventually reverse if interest rates rise and returns on equity markets recover faster than the long-term growth rates used in the valuation of our policy liabilities.

In our 2009 Annual Report, as a result of the impact of the highly volatile equity market and interest rate environment on our earnings, we introduced “Adjusted Earnings from Operations”1 as a non-GAAP measure and estimated that they would be between $700 million and $800 million per quarter.  Adjusted Earnings from Operations in the second quarter were $658 million.  The shortfall was due to the historically low interest rate environment which increased the strain (loss) we report on new business of long duration guaranteed products (primarily in John

1	Adjusted Earnings from Operations is a non-GAAP measure. See “Second Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP measure” below.

August 5, 2010 - Press Release Reporting Second Quarter Results

Hancock Life); a lack of realized gains on our available-for-sale (“AFS”) equity portfolio; and the costs associated with the hedging of additional in-force variable annuity guaranteed value in the last 12 months.

Impact of equity markets and results of the variable annuity hedging program
The $1.7 billion charge related to equity market declines and the results of the variable annuity hedging program was composed of a $1.3 billion non-cash charge related to the un-hedged block of variable annuity business, a $0.3 billion charge, a portion of which is considered non- cash, related to the hedged block of variable annuity business, and a $0.1 billion non-cash charge for other equity related items.

The $1.3 billion charge on the un-hedged block of variable annuity business was calculated by comparing the impact on our results of the actual equity market returns during the quarter to the results we would have experienced if equity returns had been consistent with the long-term assumed market growth of approximately two per cent per quarter used in the valuation of policy liabilities.   During the quarter, the S&P 500 declined 12 per cent, the TSX six per cent, and the Japan TOPIX 14 per cent.  We previously reported that, at the end of the first quarter of 2010, our net income sensitivity to a ten per cent market decline was $1.1 billion.  Because of the decline in markets in the second quarter, this has increased to $1.3 billion.  By market index, our greatest sensitivity is to the S&P 500, followed by the TOPIX, and thirdly the TSX.

During the second quarter, pre tax charges related to the guarantee liabilities hedged were $1.6 billion and exceeded the pre tax gains of $1.2 billion on the hedge instruments, resulting in a post tax loss of $0.3 billion on the hedged block.  Of this amount, $0.1 billion related to the decline in interest rates.

Consistent with our hedging policy, we continued to hedge new business written in the quarter, but with the pullback in equity markets this quarter, we did not hedge any additional in-force business.  Over the last 12 months, the Company has reduced the equity market and interest rate risk from new variable annuity sales.  We also increased the amount of in-force business hedged or reinsured from 26 per cent as at June 30, 2009 to 51 per cent as at June 30, 2010, with 12 per cent reinsured and 39 per cent hedged using capital market instruments. As business was hedged, our earnings sensitivity to equity market declines did not reduce in proportion to the decline in the amount of unhedged business.  This is because the earnings sensitivity contribution of the hedged business is comparatively lower than that of the unhedged variable annuity guarantee business and because our sensitivity analysis assumes that any changes in policy liabilities for the hedged business are not fully offset  by changes in the hedge instruments.

Impact of declines in interest rates
As a result of lower prevailing interest rates, the re-investment interest rates assumed in the valuation of policy liabilities declined, resulting in a non-cash, mark-to-market charge of $1.5 billion.  Under Canadian GAAP, the measurement of policy liabilities assumes that rates of return on investments expected to be made in the future are based on the actual market rates at quarter-end, adjusted for items outlined below.  The investments expected to be made in the future are based on the cash flows from both premiums expected to be received on in-force business and on maturities of current assets.  If, in the future, interest rates increase to the levels at or above those at March 31, 2010, most of this quarter’s mark-to-market charge related to interest rates should reverse at that time.

The Company previously reported that the sensitivity of net income attributed to shareholders as a result of a one per cent decrease in government, swap and corporate bond rates across all

August 5, 2010 - Press Release Reporting Second Quarter Results

maturities with no change in spreads was a charge of $2.2 billion.  Of this amount, $0.1 billion related to the hedged block of variable annuity business.

During the second quarter, both treasury and corporate bond rates declined to levels that are considered historically low.  The largest decline was in the U.S., the geography which drives the majority of our sensitivity.  U.S. 10 and 30 year government rates declined by approximately 90 and 82 basis points, respectively, and published benchmark A-rated U.S. corporate bond rates declined by 63 and 54 basis points, respectively, for the same period.  The approximately 28 basis point wider spreads between treasuries and A-rated U.S. corporate bonds had a limited impact for the reasons outlined below.

We determine interest rates used in the valuation of policy liabilities based on a number of factors, as follows:

(a)	we make assumptions as to the type, term and credit quality of the future fixed income investments;

(b)	to reflect our expected investable universe, we adjust the publicly available benchmarks to remove the issues trading extremely tight or wide (i.e., the outliers);

(c)	we assume reinvestment rates are graded down to average long-term fixed risk free rates at 20 years; and

(d)	consistent with emerging best practices we limit the impact of spreads that are in excess of the long-term historical averages.

We previously reported our interest rate sensitivities as at December 31, 2009 and they did not change materially in the first quarter of 2010.   Since March 31, 2010 however, as a direct result of the decrease in interest rates, our sensitivity to a one per cent decrease in government, swap and corporate bond rates across all maturities with no change in spreads has increased to $2.7 billion as at June 30, 2010.  Conversely, a one per cent increase in rates would increase earnings by $2.3 billion.  These amounts include the estimated impact on the hedged variable annuity business ($0.3 billion for a one per cent decrease and $0.1 billion for a one per cent increase).  Note, we group all of the components of the variable annuity hedging program together when reporting our actual results.

Impact of credit and change in fixed income ratings
The Company’s fixed income portfolio continued to perform very well relative to overall market conditions.  Net credit impairments were limited to $35 million, while actuarial charges related to credit downgrades were $2 million.  These amounts were only slightly higher than the expected credit losses assumed in the valuation of policy liabilities.

August 5, 2010 - Press Release Reporting Second Quarter Results

Adjusted Earnings from Operations
This quarter’s total Adjusted Earnings from Operations were lower than in prior quarters, but compared to the first quarter of 2010 and the second quarter of 2009, Adjusted Earnings from Operations increased in Asia, Canadian and Reinsurance Divisions.  The decrease in the U.S. Division over both comparative periods was driven by lower interest rates and higher hedging costs.  Unlike the first quarter, we did not report any gains on our AFS equity portfolio in the Corporate and Other Division in the second quarter of 2010.

Capital update
Manulife’s balance sheet and capital position remain strong.  The actions taken over the last 12 months to both fortify capital and to reduce equity exposure have provided the financial strength and flexibility to manage the Company’s affairs during these economic times.

The Manufacturers Life Insurance Company reported a Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 221 per cent as at June 30, 2010, down from 250 per cent as at March 31, 2010.  The decline is primarily related to the loss in the quarter as well as growth in required capital.

The Office of the Superintendent of Financial Institutions (“OSFI”) has been conducting a fundamental review of segregated fund/variable annuity capital requirements.  As announced by OSFI on July 28, 2010, it is expected that existing capital requirements in respect of new (but not in-force) segregated fund/variable annuity business written starting in 2011 will change (e.g. post 2010 contracts). Our new products will be developed taking into account these new rules.

OSFI is also expected to continue its consultative review of its capital rules for more general application, likely in 2013. OSFI notes that it is premature to draw conclusions about the cumulative impact this process will have.  OSFI has stated that increases in capital may be offset by other changes, such as hedge recognition. The Company will continue to monitor developments.

Third quarter 2010 – annual review of all actuarial methods and assumptions
The Company expects to complete its annual review of all actuarial methods and assumptions in the third quarter.  In that regard, we expect that the methods and assumptions relating to our Long Term Care (“LTC”) business may be updated for the results of a comprehensive long-term care morbidity experience study, including the timing and amount of potential in-force rate increases.  The study has not been finalized but is scheduled to be completed in the third quarter.  We cannot reasonably estimate the results, and although the potential charges would not be included in the calculation of Adjusted Earnings from Operations, they could exceed Adjusted Earnings from Operations for the third quarter. There is a risk that potential charges arising as a result of the study may not be fully tax effected for accounting and reporting purposes.  In addition, the non-cash interest related charges in the second quarter have created a future tax asset position in one of our U.S. subsidiary companies, and any increase in this position in the third quarter would be subject to further evaluation to determine recoverability of the related future tax asset for accounting and reporting purposes.

Updates are also expected with respect to increased variable annuity guarantee volatility assumptions and potentially lower ultimate reinvestment rates resulting from the current low interest rate environment. These updates also have not been finalized, but could result in a material charge to third quarter results.

August 5, 2010 - Press Release Reporting Second Quarter Results

SALES AND BUSINESS GROWTH
Donald Guloien stated, "Despite the impacts of equity markets and interest rates on this quarter’s earnings, our underlying sales and business performance remains strong.  We are raising prices, reducing risk, selling less of the higher-risk high-capital consuming products and more of the products with better margins and returns.”

He added, “In Asia we have achieved 30 per cent sales growth in our insurance products.  Mutual fund sales grew 51 per cent in the U.S. and over 170 per cent in Canada over the prior year2 while our JH Retirement Plan Services group achieved record sales, up 24 per cent.  New business embedded value increased ten per cent on insurance products and six per cent on wealth products excluding variable annuity and U.S. book value fixed deferred annuities."

Asia Division
Robert Cook, Senior Executive Vice President and General Manager, Asia said, “We have strong momentum across Asia, and I see excellent opportunity to benefit from the continuing wave of economic growth across the region.  Manulife has well established and highly diversified distribution networks across 10 Asian countries and territories. We continue to develop significant new product niches, as evidenced by the growth in our insurance sales this quarter and significant momentum in our sales of mutual funds and other wealth products."

Asia Division total insurance sales3 in the second quarter were US$228 million, an increase of 30 per cent over the prior year, on a constant currency basis4.

•
Japan achieved record insurance sales, as multi-channel acceptance of a new product launch and continued growth in the managing general agent (MGA) channel resulted in a 41 per cent increase versus the prior year.

•	In Hong Kong, the continued agency channel expansion helped to fuel a 36 per cent increase in insurance sales over the prior year.

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Combined insurance sales in China and Taiwan were up by 41 per cent over the prior year attributable to strong growth in whole life product sales which drove a 39 per cent increase in Taiwan and on-going marketing and expansion efforts in China which generated a 42 per cent increase.

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Record insurance sales were achieved in Indonesia, Vietnam and the Philippines with double digit growth in agent count in all businesses over the prior year.  Due to the loss of a distribution relationship in Singapore, sales declined significantly from the prior year, and offset the increases in the other ASEAN countries.

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In May, Manulife-Sinochem received a license to operate in the city of Xiamen and, in July, received a license to operate in Quanzhou.  These licenses expand Manulife-Sinochem’s presence in China to 43 cities across 11 provinces and consolidate its leadership position among all foreign-invested life insurers in China.

Asia Division total wealth sales excluding variable annuities in the second quarter increased 38 per cent over the prior year, on a constant currency basis, to US$734 million and also increased new business embedded value.

2 References to the “prior year” are to the second quarter of 2009 unless the context otherwise requires.

3 Sales is a non-GAAP measure.  See “Performance and Non-GAAP measures” below.

4 Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP measures” below.

August 5, 2010 - Press Release Reporting Second Quarter Results

•	In China, Manulife TEDA (our new 49% joint venture) contributed US$225 million in wealth management sales.

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During the quarter, Manulife TEDA announced that it received a US$500 million Qualified Domestic Institutional Investor (“QDII”) quota from China’s State Administration of Foreign Exchange (“SAFE”). A QDII quota allows China-based companies to invest domestic funds in specific overseas markets including Canada.

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MFC Global Investment Management announced that it was awarded a US$200 million Qualified Foreign Institutional Investor (“QFII”) quota from SAFE which it intends to fulfill by launching two QFII funds targeting the China equity and bond markets, to be made available to institutional investors globally.

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Advances were achieved in Japan due to new products launched earlier in the year, in Indonesia where growth was fueled by the launch of a new equity focused unit linked fund  and the establishment of a new bancassurance partner and in Taiwan, where new funds were launched.

•	Sales in Hong Kong Pensions increased 31 per cent over the prior year to US$114 million.

The number of agents across Asia grew 15 per cent over June 30, 2009 levels.  Vietnam, China, the Philippines, Indonesia and Malaysia all experienced double-digit growth in the number of agents.

Canadian Division
Paul Rooney, President & CEO, Manulife Canada said, "We maintained strong sales momentum across our balanced and growing business in Canada.  Today, one out of every five Canadians is a Manulife customer and we believe that demographic trends and our strength and ability to offer a valuable range of financial solutions bodes very well for our future growth.  Standouts this quarter included Manulife Mutual Funds which almost tripled sales over last year and Manulife Bank which improved loan volumes to over $1 billion as we continued to attract strong volumes of new customers with our unique Manulife One account and other offerings."

In Canada, individual insurance sales in the second quarter were $73 million, an increase of 12 per cent over the prior year.

▪
Sales of recurring premium products increased 11 per cent from the first quarter and the prior year.  This included a 17 per cent rise in sales of life insurance products where strong sales in permanent insurance products and a return of the larger estate planning cases signaled increasing consumer confidence in an improving economy.

▪	Single premium sales increased 16 per cent over the prior year driven by growth in our travel business which reported a 32 per cent increase in volumes.

Canadian Division Individual Wealth Management sales excluding variable annuities increased by seven per cent over the prior year to $1.6 billion.

▪
Mutual fund deposits of $297 million were almost triple the levels of the prior year with strong volumes in funds focused on yield and safety.  As expected, sales of fixed products were down, decreasing 37 per cent from the prior year.  This shift in product mix reflects improved consumer confidence in investment markets, as well as early successes from our focused strategy to grow our mutual fund franchise.

▪	Manulife Bank loan volumes exceeded $1.1 billion, rebounding 25 per cent from the first quarter and were six per cent above the prior year. The increase reflects the impacts of a

August 5, 2010 - Press Release Reporting Second Quarter Results

renewed consumer advertising campaign, traction developing from our new distribution partnership with Edward Jones, as well as normal seasonality in the Canadian housing market.

Sales in the Canadian group businesses were down from the same period last year when sales results were bolstered by large corporate account sales.

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Group Benefits sales were boosted in the prior year by the transfer of a block of business from a new distribution partner.  Sales in the second quarter of 2010 were $70 million, a decrease of 27 per cent from the prior year.  Sales in the higher margin, small case segment improved over the first quarter as we continued to focus on growth in this end of the market.

▪
Group Retirement Solutions sales were solid in the second quarter at $175 million.  Sales in the prior year were higher due to the exit of a competitor from the industry, resulting in a reported decline of 51 per cent in the second quarter of 2010 relative to the prior year.

U.S. Division
Jim Boyle, President, John Hancock Financial Services said, "Our U.S. Division performed well and in line with our plans and strategies in the face of significant continuing economic headwinds. We reported a very positive 51 per cent increase in John Hancock Mutual Funds and record sales in Retirement Plan Services which recorded a 24 per cent sales increase over the prior year. The John Hancock brand along with our outstanding people and investment experience are tremendous advantages as we adjust our business balance toward strong return, fee based products and services."

U.S. insurance sales in the second quarter of 2010 were US$216 million, an increase of four per cent over the prior year.

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JH Life increased prices over the prior year, which improved margins but also reduced market share. While second quarter sales declined nine per cent compared to the prior year, JH Life premiums and deposits5 for the first six months of 2010 remained strong and were in line with the same period last year.

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JH LTC sales in the second quarter increased by 72 per cent compared to the prior year. This reflected the increased group sales from new member enrollments and new group clients as well as increased retail sales in advance of price increases and product re-positioning to improve margins.  The Federal Long Term Care Insurance Program, where John Hancock is now the sole carrier, also contributed to the increase in sales from the prior year.   As a result of the price increases, JH LTC retail sales are expected to slow during the second half of the year.

U.S. wealth sales, excluding variable annuities and book value fixed deferred annuities, in the second quarter of 2010 increased 34 per cent over the prior year to US$3.8 billion.

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John Hancock Mutual Funds (“JH Funds”) sales were US$2.4 billion in the second quarter.  The 51 per cent increase in sales over the second quarter of 2009 was attributable to improved market conditions and a broad diversified offering of competitive funds. As of June 30, 2010, JH Funds offered 18 Four or Five Star Morningstar6 rated mutual funds, leading to

5   Premiums and deposits is a non-GAAP measure.  See “Performance and Non-GAAP measures” below.

6
 For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

August 5, 2010 - Press Release Reporting Second Quarter Results

strong diversification of sales with the top three selling mutual funds in the second quarter accounting for 30 per cent of sales compared to 38 per cent in the prior year.   The second quarter of 2010 represents the fifth consecutive quarter of positive net sales, with John Hancock increasing its market ranking to 6th place7 in net new flows in the non proprietary market segment year-to-date through June 30, 2010. This compared to 46th place for the same period in 2009. Funds under management8 for JH Funds have increased to US$28.4 billion as of June 30, 2010, a 30 per cent increase over the last 12 months.

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John Hancock Retirement Plan Services (“JH RPS”) experienced record sales for the second quarter, increasing by 24 per cent over the prior year on the strength of distribution relationships, the acquisition of larger cases as well as improvement in market performance over the last 12 months. Funds under management increased to US$53.6 billion as of June 30, 2010, up 19 per cent from the prior year. Sales through recently established distribution relationships with Edward Jones, Ameriprise and Morgan Stanley Smith Barney totaled US$205 million year-to-date 2010, representing a 255 per cent increase over the same period in 2009, with new plans increasing by 127 per cent over this period.

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The John Hancock Lifestyle Portfolios offered through our mutual fund and 401(k) products rank in the 11th, 21st, 25th, 29th and 37th percentiles of their Morningstar peer groups for the one-year period ending June 30, 2010 for Balanced, Moderate, Growth, Conservative and Aggressive, respectively9.  Lifestyle funds led JH Funds sales with over US$669 million in the first six months of 2010, a 92 per cent increase over the prior year.  Lifestyle and Lifecycle Portfolios offered through the 401(k) products continue to have a strong presence, comprising 58 per cent of deposits in the first six months of 2010.

•	Sales of John Hancock Fixed Products, excluding book value fixed deferred annuities, declined by 13 per cent from the prior year which was partly due to the prevailing low interest rate environment.

MFC Global Investment Management (“MFC GIM”)
MFC GIM ended the second quarter with assets under management for external parties of $116.6 billion, an increase of $1.6 billion from the end of the first quarter.  Increases were driven by positive net sales, with new mandates in Hong Kong, Australia, the U.S. and Canada, and the strengthening of the U.S. dollar.  This was partially offset by negative market performance.

Total Company Sales

Total company insurance sales of $0.6 billion increased by nine per cent, on a constant currency basis, over the second quarter of 2009.  New business embedded value (“NBEV”)10 for the insurance businesses increased by approximately ten per cent over the second quarter of 2009, driven by the increase in sales and actions taken to improve product margins, partially reduced by the impact of sales mix.

7	Source: Strategic Insight Simfund. Net new flows is calculated including only John Hancock retail-long term open end funds, excluding money market funds and covers only classes A, B, C, and I shares.

8 Funds under management is a non-GAAP measure.  See “Performance and Non-GAAP measures” below.

9
  The Morningstar percentile ranking compares a Fund's Morningstar risk and return scores with all the Funds in the same Category, where 1= Best and 100= Worst. The rankings above are based on the period from 7/1/09 to 6/30/10 for John Hancock Lifestyle Portfolios, Class A Load-waived Shares. Lifestyle Aggressive was ranked 768 out of 2,062 funds in the Large Cap Blend category, Lifestyle Growth was ranked 512 out of 2,062 funds in the Large Cap Blend category, Lifestyle Balanced was ranked 129 out of 1,175 funds in the Moderate Allocation category, Lifestyle Moderate was ranked 138 out of 649 funds in the Conservative Allocation category, and Lifestyle Conservative was ranked 187 out of 649 funds in the Conservative Allocation category.

10  NBEV is a non-GAAP measure.  See “Performance and Non-GAAP measures” below.

August 5, 2010 - Press Release Reporting Second Quarter Results

Total company wealth sales excluding variable annuities were $6.5 billion. This was an increase of 12 per cent, on a constant currency basis, over the second quarter of 2009 and was an increase of 22 per cent when the second quarter 2009 sales of the discontinued book value deferred annuity product are also excluded.  NBEV on wealth products excluding variable annuity and U.S. book value fixed deferred annuities increased by six per cent over the second quarter of 2009.

In line with the Company’s on-going initiatives to balance its risk profile across all geographies, sales of variable annuity products in the second quarter amounted to $1.6 billion, a decline of 49 per cent compared to the prior year on a constant currency basis. The percentage of guaranteed value hedged or reinsured was approximately 51 per cent as at June 30, 2010.  No additional in-force guaranteed value amounts were hedged during the quarter due to prevailing market conditions.  Substantially all new variable annuity business in the U.S., Canada and Japan continues to be hedged as written. NBEV for the variable annuity business decreased by approximately 55 per cent from the second quarter of 2009, in line with the sales decline and lower long-term interest rates as we hedged the new business.  The Company also offers segregated fund guarantees on a portion of its group retirement products.  In the second quarter, $0.1 billion of the sales of wealth products, excluding variable annuity products, included segregated fund guarantees.

Premiums and Deposits
Premiums and deposits for the insurance businesses amounted to $5.3 billion for the second quarter of 2010, representing an increase of three per cent over the prior year, on a constant currency basis, reflecting growth of the in-force business.

Premiums and deposits for the wealth businesses excluding variable annuities amounted to $9.3 billion for the second quarter of 2010, an increase of two per cent over the prior year, on a constant currency basis.  Growth in mutual funds and retirement savings was offset by lower fixed product sales in both the U.S. and Canada.

Variable annuity premiums and deposits amounted to $1.6 billion for the second quarter of 2010, a decrease of 49 per cent from the prior year on a constant currency basis, consistent with the decline in sales as a result of on-going risk management initiatives.

Funds under Management
Total funds under management as at June 30, 2010 were $453.9 billion, an increase of $7.5 billion over March 31, 2010 and $33 billion over June 30, 2009.  Contributing to the 12 month increase of $33 billion were:  $17 billion of net positive policyholder cash flows, $44 billion related to investment returns, $3.8 billion related to the acquisition of AIC Limited’s retail investment fund business, $1.8 billion or 49 per cent of Manulife TEDA’s assets under management and $3.5 billion of capital issuances.  These items were partially offset by the $30 billion impact of the stronger Canadian dollar and the $1 billion credit facility repayment.

Corporate

In a separate news release today, the Company has also announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after September 20, 2010 to shareholders of record at the close of business on August 17, 2010.

August 5, 2010 - Press Release Reporting Second Quarter Results

Awards & Recognition

In July, Manulife-Sinochem received the “Best Service Features 2009-2010” award from China Information Industry Association (CIIA) and the China Association of Trade in Services (CATIS). This is widely considered a benchmark in evaluating customer service in China and Manulife-Sinochem was the only foreign-invested insurance company among the winners.

In Hong Kong, Manulife won the Yahoo HK! Emotive Brand Award in the insurance category for the seventh time. MFC GIM and Manulife received awards at the Asian Investor 2010 Investment Performance awards. MFC GIM’s US Small Cap Equity Opportunity Fund was recognized for the investment performance award in the small cap equity category and Manulife received the flagship ‘Marquee Award’ for Best Insurance Company fund / product distributor.

In the U.S., John Hancock Retirement Plan Services earned top ranking for its service from plan sponsors in an industry survey administered by Chatham Partners. According to the survey, JH RPS earned 43 ‘best-in-class’ rankings from clients in a broad range of industries and sectors. These 43 categories span the entire retirement plan services spectrum, from overall impressions of the Company to the quality of client account representatives, phone support and administrative services for plan sponsors.

Several John Hancock funds were cited for investment performance in the Wall Street Journal Monthly Mutual Fund Review section for July.  Five John Hancock funds, all of which are managed by MFC Global Investment Management, were listed as Category Kings based on year to date performance.  In addition, five John Hancock funds were cited as Best Performers in the Leaders and Laggards listing.

Notes:

Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET on August 5, 2010.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on August 5, 2010 until August 22, 2010 by calling (416) 695-5800 or (800) 408-3053 (passcode 3274828#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on August 5, 2010.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Second Quarter 2010 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.  The document may be downloaded before the webcast begins.

Media inquiries: David Paterson (416) 852-8899 david_paterson@manulife.com Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Shad Ansari (416) 852-8927 shad_ansari@manulife.com

August 5, 2010 - Press Release Reporting Second Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
(unaudited)

	Quarterly Results
	2Q10	1Q10	2Q09
Net Income (Loss) Attributed to Shareholders (C$ millions)	(2,378)	1,140	1,774
Net Income (Loss) Available to Common Shareholders (C$ millions)	(2,398)	1,120	1,758
Diluted Earnings (Loss) per Common Share (C$)	(1.36)	0.64	1.09
Return on Common Shareholders’ Equity (1) (%, annualized)	(36.4)	16.8	26.9
Premiums and Deposits (1) – Insurance businesses (C$ millions)	5,314	5,175	5,530
Premiums and Deposits (1) – Wealth excluding variable annuities (C$ millions)	9,348	9,776	10,225
Premiums and Deposits (1) – Variable annuities (C$ millions)	1,612	2,187	3,441
Funds under Management (1) (C$ billions)	453.9	446.5	420.9
Capital (1) (C$ billions)	32.3	33.6	31.1

(1)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

Net Income (Loss)

The Company reported a net loss attributed to shareholders of $2,378 million for the second quarter of 2010, compared to net income of $1,774 million for the second quarter of 2009.

Second quarter of 2010:

The net loss for the second quarter was driven by non-cash mark-to-market charges of $1.7 billion related to equity market declines and by non-cash mark-to-market charges of $1.5 billion related to the decline in interest rates. Most of these charges should eventually reverse if interest rates recover and returns on equity markets recover faster than the long term growth rates used in the valuation of our policy liabilities.

Impact of equity markets and results of the variable annuity hedging program
The $1.7 billion charge related to equity market declines and the results of the variable annuity hedging program was composed of a $1.3 billion non-cash charge related to the un-hedged block of variable annuity business, a $0.3 billion charge, a portion of which is considered non-cash, related to the hedged block of variable annuity business, and a $0.1 billion non-cash charge for other equity related items.

The $1.3 billion charge on the un-hedged block of variable annuity business was calculated by comparing the impact on our results of the actual equity market returns during the quarter to the results we would have experienced if equity returns had been consistent with the long-term assumed market growth of approximately two per cent per quarter used in the valuation of policy liabilities.  During the quarter, the S&P 500 declined 12 per cent, the TSX six per cent, and the Japan TOPIX 14 per cent.  We previously reported that, at the end of the first quarter of 2010, our net income sensitivity to a ten per cent market decline was $1.1 billion.  Because of the decline in markets in the second quarter, this has increased to $1.3 billion. By market index, our greatest sensitivity is to the S&P 500, followed by the TOPIX, and thirdly the TSX.

During the second quarter, pre tax charges related to the guarantee liabilities hedged were $1.6 billion and exceeded the pre tax gains of $1.2 billion on the hedge instruments, resulting in a post tax loss of $0.3 billion on the hedged block.  Of this amount, $0.1 billion related to the decline in interest rates.

August 5, 2010 - Press Release Reporting Second Quarter Results

Consistent with the Company’s hedging policy, new business written in the quarter continued to be hedged, but with the pullback in equity markets this quarter, no additional in-force business was hedged during the quarter.  Over the last 12 months, the Company has reduced the equity market and interest rate risk from new variable annuity sales. We also increased the amount of in-force business hedged or reinsured from 26 per cent as at June 30, 2009 to 51 per cent as at June 30, 2010, with 12 per cent reinsured and 39 per cent hedged using capital market instruments. As business was hedged, our earnings sensitivity to equity market declines did not reduce in proportion to the decline in the amount of unhedged business.  This is because the earnings sensitivity contribution of the hedged business is comparatively lower than that of the unhedged variable annuity guarantee business and because our sensitivity analysis assumes that any changes in policy liabilities for the hedged business are not fully offset  by changes in the hedge instruments.

Impact of declines in interest rates
As a result of lower prevailing interest rates, the re-investment assumptions assumed in the valuation of policy liabilities declined, resulting in a non-cash, mark-to-market charge of $1.5 billion.  Under Canadian GAAP, the measurement of policy liabilities assumes that rates of return on investments expected to be made in the future are based on the actual market rates at quarter-end, adjusted for items outlined below.  The investments expected to be made in the future are based on the cash flows from both premiums expected to be received on in-force business and on maturities of current assets. If, in the future, interest rates increase to the levels at March 31, 2010, most of this quarter’s mark-to-market charge related to interest rates should reverse at that time.

The Company previously reported that the sensitivity of net income attributed to shareholders as a result of a one per cent decrease in government, swap and corporate bond rates across all maturities with no change in spreads was a charge of $2.2 billion.  Of this amount, $0.1 billion related to the hedged block of variable annuity business.

During the second quarter, both treasury and corporate bond rates declined to levels that are considered historically low.  The largest decline was in the U.S., the geography which drives the majority of our sensitivity.  U.S. 10 and 30 year government rates declined by approximately 90 and 82 basis points, respectively, and published benchmark A-rated U.S. corporate bond rates declined by 63 and 54 basis points, respectively, for the same period.  The approximately 28 basis point wider spreads between treasuries and A-rated U.S. corporate bonds had a limited impact for the reasons outlined below.

We determine interest rates used in the valuation of policy liabilities based on a number of factors, as follows:

(a)	we make assumptions as to the type, term and credit quality of the future fixed income investments;

(b)	to reflect our expected investable universe, we adjust the publicly available benchmarks to remove the issues trading extremely tight or wide (i.e., the outliers);

(c)	we assume reinvestment rates are graded down to average long-term fixed risk free rate at 20 years; and

(d)	emerging best practices limit the impact of spreads that are in excess of the long-term historical averages.

We previously reported our interest rate sensitivities as at December 31, 2009 and they did not change materially in the first quarter of 2010.  Since March 31, 2010 however, as a direct result of the decrease in interest rates, our sensitivity to a one per cent decrease in government, swap and corporate bond rates across all maturities with no change in spreads has increased to $2.7 billion as at June 30, 2010.  Conversely, a one per cent increase in rates would increase

August 5, 2010 - Press Release Reporting Second Quarter Results

earnings by $2.3 billion.  These amounts include the estimated impact on the hedged variable annuity business ($0.3 billion for a one per cent decrease and $0.1 billion for a one per cent increase).  Note, we group all of the components of the variable annuity hedging program together when reporting actual results.

Impact of credit and change in fixed income ratings
The Company’s fixed income portfolio continued to perform very well relative to overall market conditions.  Net credit impairments were limited to $35 million, while actuarial charges related to credit downgrades were $2 million.  These amounts were only slightly higher than the expected credit losses assumed in the valuation of policy liabilities.

Adjusted Earnings from Operations

Second Quarter Actual Adjusted Earnings from Operations and Reconciliation with GAAP Measure
Adjusted earnings from operations for the second quarter of 2010 were $658 million, which is below the estimate in our 2009 Annual Report of between $700 million and $800 million for each of the quarters of 2010.  The shortfall was due to the historically low interest rate environment which increased the strain (loss) we report on new business of long duration guaranteed products (primarily in JH Life); a lack of realized gains on our AFS equity portfolio; and the costs associated with the hedging of additional in-force variable annuity guaranteed value in the last 12 months.

Adjusted earnings from operations is a non-GAAP financial measure.  Because adjusted earnings from operations excludes the impact of market conditions, it is not an indicator of our actual results which continue to be affected materially by the volatile equity markets, interest rates and current economic conditions.

August 5, 2010 - Press Release Reporting Second Quarter Results

The following table reconciles adjusted earnings from operations to our reported net loss for the second quarter:

(Canadian $ millions)

Net loss attributed to shareholders reported	$(2,378)
Items excluded from adjusted earnings from operations:
Experience losses due to equity, interest rate, credit and other non-fixed income returns different from our best estimate policy liability assumptions (1)
Equity market declines, primarily related to variable annuity guarantee policy liabilities (2)	(1,686)
Interest rate declines	(1,479)
Actual credit experience. Net credit charge of $29 million and credit downgrade charges of $2 million (3)	(31)
Expected credit experience assumed in the valuation of policy liabilities	27
Other (4)	132
Net policyholder experience gains	11
Corporate and Other segment net impairment – OTTI ($6 million) and credit impairments ($6 million)	(12)
Tax items related to closed tax years	37
Changes in actuarial methods and assumptions	13
Currency rates (5)	(48)
Total excluded items	$(3,036)
Adjusted earnings from operations	$658

(1)
As outlined in our accounting policies, policy liabilities represent our estimate of the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of policy liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation.  As a result of this methodology, experience gains (losses) arise when equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions.

(2)
Adjusted earnings from operations exclude the earnings impact from equity market changes that differ from our best estimate assumptions of growth of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.  For actuarial valuation purposes, these returns are reduced by margins for adverse deviation to determine net yields used in valuation.  Also included in this line are the reported results of the variable annuity hedging program.

(3)
The actual credit and downgrade charge in the liability segments excludes the impact on earnings of the reduction in policy liabilities for the expected experience.  The expected credit experience is included in the line labeled “Expected credit experience assumed in the valuation of policy liabilities”.

(4)
Other gains of $132 million include the favourable impact in the quarter of fixed income investing at above assumed reinvestment rates and activities that improved the match between investments and the policy liability cash flows reflected in the valuation of policy liabilities.

(5)
   Adjusted earnings from operations exclude the impact of changes in currency exchange rates from those in effect at June 30, 2009 when we originally provided our estimate of this amount.  Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $1.0606 as at June 30, 2010.   The average daily exchange rate for the quarter was $1.027606.  This decline has increased the reported net loss by $48 million during the quarter.

Third quarter 2010 – annual review of all actuarial methods and assumptions
The Company expects to complete its annual review of all actuarial methods and assumptions in the third quarter.  In that regard, we expect that the methods and assumptions relating to our Long Term Care business may be updated for the results of a comprehensive long-term care morbidity experience study, including the timing and amount of potential in-force rate increases.  The study has not been finalized but is scheduled to be completed in the third quarter.  We cannot reasonably estimate the results, and although the potential charges would not be included in the calculation of Adjusted Earnings from Operations, they could exceed Adjusted Earnings from Operations for the third quarter. There is a risk that potential charges arising as a

August 5, 2010 - Press Release Reporting Second Quarter Results

result of the study may not be fully tax effected for accounting and reporting purposes.  In addition, the non-cash interest related charges in the second quarter have created a future tax asset position in one of our U.S. subsidiary companies, and any increase in this position in the third quarter would be subject to further evaluation to determine recoverability of the related future tax asset for accounting and reporting purposes.

Updates are also expected with respect to increased variable annuity guarantee volatility assumptions and potentially lower ultimate reinvestment rates resulting from the current low interest rate environment. These updates also have not been finalized, but could result in a material charge to third quarter results.

Second quarter of 2009:

The Company’s shareholders’ net income of $1,774 million included $2,691 million of non-cash gains related to the significant increase in global equity markets ($2,449 million related to variable annuity guarantees) partially offset by the impact of lower interest rates and, to a lesser extent, the continued pressure on credit.  Other investment related losses of $1,130 million were driven by the decline in interest rates and other fixed income related items. Credit impairments totaled $109 million, other than temporary impairments (“OTTI”) on equity investments were $53 million and actuarial related charges for downgrades amounted to $106 million.  During the second quarter of 2009, the Company increased its tax related provisions on leveraged lease investments by $139 million and reported net charges for changes in actuarial methods and assumptions of $87 million.  Excluding the aforementioned items, earnings for the second quarter of 2009 totaled $707 million.

Earnings (Loss) per Share and Return on Common Shareholders’ Equity11

The loss per common share for the second quarter of 2010 was $1.36 compared to fully diluted earnings per share of $1.09 for the second quarter of 2009.  The return on common shareholders’ equity was minus 36.4 per cent for the second quarter of 2010 (26.9 per cent for the second quarter of 2009).

Premiums and Deposits 12

Premiums and deposits for the insurance businesses amounted to $5.3 billion for the second quarter of 2010, representing an increase of three per cent over the prior year, on a constant currency basis. The increase is attributed to growth in in-force business including higher Federal Long Term Care Insurance Program deposits where John Hancock is now the sole carrier.

Premiums and deposits for the wealth businesses excluding variable annuities amounted to $9.3 billion for the second quarter of 2010, an increase of two per cent over the prior year on a constant currency basis. Growth in mutual funds and retirement savings was largely offset by lower fixed product sales in both the U.S. and Canada.

Premiums and deposits for variable annuity products were $1.6 billion, a decrease of 49 per cent from the prior year on a constant currency basis, consistent with the decline in sales.

Funds under Management 13

Total funds under management as at June 30, 2010 were $453.9 billion, an increase of $33 billion over June 30, 2009.  Contributing to the 12 month increase of $33 billion were:  $17 billion of net positive policyholder cash flows, $44 billion related to investment returns, $3.8 billion related to the acquisition of AIC Limited’s retail investment fund business, $1.8 billion or 49 per cent of ABN AMRO TEDA Fund Management Co. Ltd.’s (“Manulife TEDA ”) assets under

11 Return on common shareholders’ equity is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

12 Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

13 Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 5, 2010 - Press Release Reporting Second Quarter Results

management and $3.5 billion of capital issuances.  The stronger Canadian dollar reduced reported funds under management by approximately $30 billion and the repayment of the credit facility reduced funds under management by $1.0 billion.

Capital14

Total capital was $32.3 billion as at June 30, 2010, $1.2 billion higher than $31.1 billion as at June 30, 2009.  Capital issuances during the 12 months ended June 30, 2010 totaled $3.5 billion – $2.5 billion of common shares and $1.0 billion of Innovative Tier 1 notes. Capital also increased as a result of $0.6 billion of net unrealized gains on AFS assets.  These increases were partially offset by the $1.8 billion negative impact of the strengthened Canadian dollar, $0.5 billion of net losses and $0.7 billion of shareholder dividends paid in cash.

The Manufacturers Life Insurance Company’s (“MLI”) consolidated regulatory capital ratio, Minimum Continuing Capital and Surplus Requirements (“MCCSR”), was 221 per cent as at June 30, 2010, a decrease of 29 points from 250 per cent as at March 31, 2010.  The decline is primarily related to the loss in the quarter as well as growth in required capital.

14	Capital is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 5, 2010 - Press Release Reporting Second Quarter Results

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly Results
Canadian dollars	2Q10	1Q10	2Q09
Net Income (Loss) Attributed to Shareholders (millions)	(720)	131	(631)
Premiums & Deposits (millions)	1,774	1,702	1,962
Funds under Management (billions)	75.3	70.0	67.7

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	(701)	126	(541)
Premiums & Deposits (millions)	1,727	1,636	1,682
Funds under Management (billions)	71.0	68.9	58.2

U.S. Insurance reported a net loss attributed to shareholders of US$701 million for the second quarter of 2010, compared to a net loss of US$541 million for the prior year.  Included in the second quarter of 2010 are net experience losses of US$756 million (2009 – loss of US$644 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders declined by US$48 million primarily due to higher new business strain partially offset by favourable John Hancock Life claims experience.  In both the second quarter of 2010 and 2009, John Hancock reported unfavourable long-term care morbidity experience.  A comprehensive morbidity experience study is expected to be completed in the third quarter of 2010 and if the study concludes that the recent level of experience is expected to continue, price increases and policy liability increases would be required.  The year-to-date net loss attributed to shareholders was US$575 million compared with a US$615 million net loss in the first half of 2009.  On a Canadian dollar basis the net loss attributed to shareholders for the second quarter of 2010 was $720 million compared with a net loss of $631 million in the prior year.

Premiums and deposits for the quarter were US$1.7 billion, an increase of three per cent over the second quarter of 2009 primarily due to higher Federal Long Term Care Insurance Program deposits where, effective late 2009, John Hancock became the sole carrier.

Funds under management as at June 30, 2010 were US$71 billion, up 22 per cent from June 30, 2009 due to business growth over the last 12 months, an increase in the market value of funds under management and the deposit received in the fourth quarter of 2009 related to the Federal Long Term Care Insurance Program.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	2Q10	1Q10	2Q09
Net Income (Loss) Attributed to Shareholders (millions)	(504)	350	1,551
Premiums & Deposits (millions)	6,857	7,440	7,956
Funds under Management (billions)	178.2	178.3	170.6

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	(490)	336	1,329
Premiums & Deposits (millions)	6,674	7,153	6,817
Funds under Management (billions)	168.0	175.6	146.7

August 5, 2010 - Press Release Reporting Second Quarter Results

U.S. Wealth Management reported a net loss attributed to shareholders of US$490 million for the second quarter of 2010, compared with net income of US$1,329 million for the prior year.  Included in the second quarter of 2010 are net experience losses of US$631 million (2009 – gains of US$1,172 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. Excluding these items from both quarters, net income attributed to shareholders declined by US$16 million.  Higher fee income in John Hancock Wealth Asset Management (JH Retirement Plan Services and JH Mutual Funds) from higher average assets under management was more than offset by the costs associated with the hedging of additional in-force variable annuity guaranteed value in the last 12 months and lower earnings in JH Fixed Products.  The year-to-date net loss attributed to shareholders was US$154 million compared with net income of US$824 million for the first half of 2009. On a Canadian dollar basis, the net loss attributed to shareholders for the second quarter of 2010 was $504 million, compared with net income of $1,551 million reported for the prior year.

Premiums and deposits, excluding variable annuities, for the quarter were US$5.9 billion, up 17 per cent from US$5.1 billion for the second quarter of 2009.  Higher sales in John Hancock Wealth Asset Management driven by the equity market recovery earlier in the year were partially offset by a decline in JH Fixed Products sales.  Premiums and deposits of variable annuities were US$0.7 billion, down significantly from US$1.7 billion in the second quarter of 2009 as a result of ongoing risk management initiatives.

Funds under management as at June 30, 2010 were US$168 billion, up 15 per cent from June 30, 2009. The increase was driven by a combination of investment returns and net policyholder cash flows over the last 12 months.

Canadian Division

	Quarterly Results
Canadian dollars	2Q10	1Q10	2Q09
Net Income (Loss) Attributed to Shareholders (millions)	(344)	301	336
Premiums & Deposits (millions)	3,991	4,480	4,316
Funds under Management (billions)	104.1	104.4	91.2

Canadian Division recorded a net loss attributed to shareholders of $344 million for the second quarter of 2010 compared to net income of $336 million reported for the prior year.   The loss in the quarter included net experience losses of $583 million (2009 – gains of $108 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.

Excluding these items from both quarters, net income attributed to shareholders increased by $11 million. The positive impact from growth in asset levels in our wealth management operations and Manulife Bank was partially offset by costs associated with hedging variable annuity guarantees and less favourable claims experience than the strong results of a year ago.  In addition, strong sales growth in Individual Insurance and mutual funds, in combination with lower sales of variable annuities and declining market yields, drove higher strain on new business which reduced earnings in the quarter. Net income also included a release of $26 million in tax provisions related to the resolution of open tax items.  Year-to-date net loss attributed to shareholders was $43 million compared to net income attributed to shareholders of $248 million for the first half of 2009.

Premiums and deposits, excluding variable annuities, for the second quarter of 2010 were $3.5 billion, consistent with the second quarter of 2009.  Retail mutual fund deposits were almost triple second quarter 2009 levels with consumers favouring funds targeting yield and safety. The growth in mutual funds was offset by lower sales of fixed rate wealth management products relative to the prior year when consumers, concerned by continued market volatility, sought

August 5, 2010 - Press Release Reporting Second Quarter Results

safety in fixed returns, and by lower sales of group retirement plans.  In 2009, second quarter group retirement sales were boosted by the exit of a competitor from the Canadian market. Deposits for variable annuity products for the quarter were $0.5 billion compared to $0.8 billion for the prior year.

Funds under management as at June 30, 2010 were $104.1 billion, up 14 per cent from June 30, 2009.  Positive net sales of wealth products combined with the favourable impact of market appreciation over the past 12 months and the 2009 acquisition of the retail investment funds of AIC Limited, were key contributors to the increase. In addition, continued growth in sales of the Manulife One product drove a nine per cent rise in Manulife Bank invested assets.

Asia and Japan Division
	Quarterly Results
Canadian dollars	2Q10	1Q10	2Q09
Net Income (Loss) Attributed to Shareholders (millions)	(710)	427	885
Premiums & Deposits (millions)	2,351	2,423	2,477
Funds under Management (billions)	61.8	58.8	56.5

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	(693)	412	758
Premiums & Deposits (millions)	2,285	2,330	2,122
Funds under Management (billions)	58.2	57.9	48.6

Asia and Japan Division recorded a net loss of US$693 million for the second quarter of 2010 compared to net income of US$758 million for the prior year. Included in the second quarter of 2010 were net experience losses of US$950 million (2009 – gains of US$585 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy assumptions. Excluding these items from both quarters, net income attributed to shareholders improved by US$84 million, or 49 per cent, driven by higher sales and higher fee income from higher assets under management mainly in Japan, Hong Kong and Indonesia. Year-to-date net loss attributed to shareholders was US$281 million compared to net income of US$876 million for the first half of 2009.

Premiums and deposits excluding variable annuities, for the second quarter were US$2.0 billion, up 23 per cent from US$1.6 billion reported in the second quarter of 2009. Strong growth in insurance premiums was led by Japan and benefitted from the broadening of distribution channels, and from larger in-force business.  Mutual fund sales from the newly acquired asset management joint venture in China, Manulife TEDA, and strong sales in Hong Kong pensions were partly offset by lower money market mutual fund sales in Taiwan.  Premiums and deposits for variable annuity products for the second quarter were US$0.3 billion, down from US$0.5 billion reported in the second quarter of 2009.

Funds under management as at June 30, 2010 were US$58.2 billion, up 20 per cent from June 30, 2009. Growth was driven by  investment returns, net policyholder cash inflows of US$3.4 billion across the territories in the past 12 months and US$1.6 billion representing 49 per cent of Manulife TEDA’s assets under management.

August 5, 2010 - Press Release Reporting Second Quarter Results

Reinsurance Division

	Quarterly Results
Canadian dollars	2Q10	1Q10	2Q09
Net Income Attributed to Shareholders (millions)	4	54	45
Premiums (millions)	241	246	292

U.S. dollars
Net Income Attributed to Shareholders (millions)	4	51	38
Premiums (millions)	234	237	250

Reinsurance Division’s net income attributed to shareholders for the second quarter of 2010 was US$4 million, compared to US$38 million reported for the prior year.  Earnings in the second quarter included net experience losses of US$53 million (2009 – losses of US$15 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items from both quarters, the net income attributed to shareholders increased by US$4 million driven by favourable claims experience.  Year-to-date net income attributed to shareholders was US$55 million compared to US$86 million for the first two quarters of 2009.

Premiums for the second quarter were US$234 million, down six per cent from US$250 million reported in the same quarter of 2009.  International Group Program premiums declined as a result of the weakened Euro against the U.S. dollar and Life Reinsurance premiums declined as a result of higher experience refunds.

Corporate and Other

	Quarterly Results
Canadian dollars	2Q10	1Q10	2Q09
Net Loss Attributed to Shareholders (millions)	(104)	(123)	(412)
Funds under Management (billions)	32.0	32.6	32.3

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial assumptions and model enhancements, Investment Division’s external asset management business, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating items.

Corporate and Other recorded a net loss attributed to shareholders of $104 million in the second quarter of 2010 compared to a net loss of $412 million for the prior year.  The second quarter 2009 loss included charges related to changes in actuarial assumptions and model enhancements of $87 million, a non-recurring tax related provision on leveraged lease investments of $139 million and credit losses of $82 million.  Excluding these amounts, the net loss attributed to shareholders in the second quarter of 2009 was $104 million.  There were no gains reported on the AFS equity portfolio in either the second quarter of 2010 or 2009.  The year-to-date net loss attributed to shareholders was $227 million compared to a loss of $876 million for the first half of 2009.

Funds under management of $32.0 billion include assets managed by MFC GIM on behalf of institutional clients of $23.9 billion as at June 30, 2010 compared to $24.9 billion as at June 30, 2009.  MFC GIM also manages $92.6 billion of assets that are included in the segregated funds, mutual funds and other managed funds of the operating divisions, an increase of $15.8 billion from the prior year of $76.8 billion.  The $32.0 billion of funds under management includes $8.2 billion of the Company’s own funds compared with $7.6 billion as at June 30, 2009.  The increase relates to the share capital issuances over the past 12 months, partially offset by the strengthened Canadian dollar.

August 5, 2010 - Press Release Reporting Second Quarter Results

RISK MANAGEMENT

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks.  We manage these risks within an enterprise-wide risk management framework.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis (“MD&A”) in our 2009 Annual Report and the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports.

Caution related to risk exposures

The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value and net income attributed to shareholders. These risk exposures include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting our assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  Given the nature of these calculations, we cannot provide assurance that the actual impact on shareholders’ economic value or net income attributed to shareholders will be as indicated.

General Fund – Risk Exposure Measures

i)  Impact on shareholders’ economic value arising from general fund interest rate risk

The impact on shareholders’ economic value15 as a result of interest rate movements on the assets and liabilities in the general fund is calculated as the change in the net present value of future after-tax cash flows related to assets including derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating and adjusted for tax.

The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates at all maturities across all markets with no change in spreads between government, swap and corporate rates, and with a floor of zero on the interest rates.

15	Shareholders’ economic value is a non-GAAP measure. See “Performance and Non-GAAP Measures”.

August 5, 2010 - Press Release Reporting Second Quarter Results

1% change in interest rates (1)
As at	June 30, 2010		December 31, 2009
(Canadian $ in millions)	Decrease	Increase	Decrease	Increase
Matching mandates
Insurance	$(270)	$240	$(200)	$140
Wealth Management	20	-	(10)	10
Total matching mandates	$(250)	$240	$(210)	$150
Target return mandates
Insurance	$(2,130)	$1,310	$(1,870)	$1,160
Wealth Management	(220)	120	(200)	100
Shareholders' equity account	730	(580)	540	(400)
Total target return mandates	$(1,620)	$850	$(1,530)	$860
Mandates for on-balance sheet variable annuity
and segregated fund guarantee liabilities(2)	$(580)	$280	$(130)	$90
Total	$(2,450)	$1,370	$(1,870)	$1,100

(1)  See “Caution related to risk exposures” above.
(2)
 The increases in the sensitivities from December 31, 2009 to June 30, 2010 are the result of: (a) the increase in the policy liabilities for variable annuity guarantees and (b) a new sensitivity included as at June 30, 2010.  Unlike the December 31, 2009 sensitivities, the June 30, 2010 sensitivities include a component related to the variable annuity hedged business.  Included in the ($580) million impact as at June 30, 2010 is ($300) million related to the hedged block, and included in the $280 million impact as at June 30, 2010 is $50 million related to the hedged block.

ii)	Impact on net income attributed to shareholders as a result of changes in interest rates

The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a one per cent increase in government, swap and corporate rates at all maturities across all markets, with no change in spreads between government, swap and corporate rates, was estimated to be an increase of approximately $2,300 million as at June 30, 2010 (December 31, 2009 – approximately $1,600 million) and for a one per cent decrease in government, swap and corporate rates at all maturities, across all markets with no change in spreads between government, swap and corporate rates and with a floor of zero on interest rates was estimated to be a decrease of approximately $2,700 million as at June 30, 2010 (December 31, 2009 – approximately $2,200 million).  This sensitivity includes approximately $300 million related to the hedged block of variable annuity business (December 31, 2009 – approximately $100 million).

The net income sensitivity measures the impact of a change in current interest rates, but consistent with the policy liability methodology, does not consider a change in interest rates assumed for new investments made and assets sold 20 or more years into the future.  For new investments made or assets sold within the first 20 years, the calculation of policy liabilities assumes future interest rates grade between current interest rates and the rates assumed after 20 years. The net income sensitivity also assumes no gain or loss is realized on our fixed income investments that are designated as AFS.

iii)	Impact on net income attributed to shareholders arising from general fund market price risk

The potential impact on net income attributed to shareholders arising from general fund publicly traded equities and other non-fixed income assets supporting policy liabilities of an immediate ten per cent change in market values of publicly traded equities and other non-fixed income assets is shown in the table below.  This impact is based on a point-in-time impact and does not include:  (a) any potential impact on non-fixed income asset weightings; (b) any losses on non-fixed income investments held in the Corporate and Other segment; or (c) any losses on non-fixed income investments held in Manulife Bank.  As noted above, if the non-fixed income asset weightings on assets supporting policy liabilities reduce, we may be required to increase our policy liabilities resulting in a reduction to net income.

August 5, 2010 - Press Release Reporting Second Quarter Results

Change in market values (1)	June 30, 2010		December 31, 2009
As at December 31,	Publicly traded	Other non-	Publicly traded	Other non-
(Canadian $ in millions)	equities	fixed income(2)	equities	fixed income(2)
10% decrease in market values	$(110)	$(763)	$(84)	$(647)
10% increase in market values	$105	$798	$81	$639

(1) See “Caution related to risk exposures” above.
(2) Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

Off-Balance Sheet Products and General Fund Equity Market Risk Exposure Measures

i)  Variable annuity investment related guarantees

Of the variable annuity investment related guarantees, 51 per cent of the guarantee value was either hedged or reinsured at June 30, 2010 compared to 35 per cent at December 31, 2009.

The table below shows selected information regarding the Company’s variable annuity investment related guarantees:

As at			June 30, 2010			December 31, 2009
(Canadian $ in millions)	Guarantee value	Fund value	Amount at risk (3)	Guarantee value	Fund value	Amount at risk (3)
Gross living benefits(1)	$96,308	$82,591	$16,359	$92,183	$83,693	$12,710
Gross death benefits(2)	18,005	12,486	4,910	18,455	13,282	4,414
Total gross benefits	$114,313	$95,077	$21,269	$110,638	$96,975	$17,124
Living benefits reinsured	$7,858	$5,344	$2,516	$8,012	$5,818	$2,200
Death benefits reinsured	5,695	4,174	1,745	5,985	4,639	1,577
Total reinsured	$13,553	$9,518	$4,261	$13,997	$10,457	$3,777
Total, net of reinsurance	$100,760	$85,559	$17,008	$96,641	$86,518	$13,347
Living benefits hedged	$41,223	$37,658	$4,940	$24,399	$24,137	$1,782
Death benefits hedged	3,661	2,098	670	481	317	10
Total hedged	$44,884	$39,756	$5,610	$24,880	$24,454	$1,792
Living benefits retained	$47,227	$39,589	$8,903	$59,772	$53,738	$8,728
Death benefits retained	8,649	6,214	2,495	11,989	8,326	2,827
Total, net of reinsurance and hedging	$55,876	$45,803	$11,398	$71,761	$62,064	$11,555

(1)
Living benefits include maturity/income/withdrawal/long-term care benefits.  Where a policy also includes a death benefit, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (2).

(2)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(3)	Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable.

Variable annuity guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $4,694 million at June 30, 2010 (December 31, 2009 – $1,671 million).  The policy liabilities include both the hedged and the unhedged business and have increased from December 31, 2009 levels because the decline in equity markets in 2010 resulted in an increase in the current and projected in-the-money exposures.

August 5, 2010 - Press Release Reporting Second Quarter Results

ii)           Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk

The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields.  The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees, as well as the asset portfolio, including derivatives, assigned to hedge the guarantees.

The asset portfolio designed to hedge the guarantees consists of cash and derivatives. We short exchange traded equity index and government bond futures and execute lengthening interest rate swaps in order to manage the sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity guarantees. We dynamically rebalance these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments may not fully offset the losses (gains) related to the guarantee liabilities hedged because:

(a)	the performance of the underlying funds hedged may differ from the performance of the derivatives held within the hedge portfolio;
(b)	the performance on a small portion of the underlying funds is not hedged due to lack of availability of exchange traded derivatives that would provide an effective hedge;
(c)	a portion of interest rate risk is not hedged;
(d)	policy liabilities embed some provisions for adverse deviation which are not hedged; and
(e)	not all other risks are hedged (see MD&A in the 2009 Annual Report).

In determining the risk exposure measures related to a change in market value of equity funds, we have applied the following assumptions for the effectiveness of the hedging program portion.  For a ten, 20 and 30 per cent decrease in the market value of equities within the segregated funds of variable annuities, the profit from the hedge portfolio is assumed to offset 80, 75 and 70 per cent, respectively, of the loss arising from the change in best estimate portion of the policy liabilities of the hedged guarantees.   For a ten, 20 and 30 per cent increase in the market value of equities within the segregated funds of variable annuities, the loss from the hedge portfolio is assumed to be 20, 25 and 30 per cent greater, respectively, than the gain arising from the change in the best estimate portion of the policy liabilities of the hedged guarantees. These assumptions are included in the table below and the tables under iii), iv) and v) below.  Actual experience may vary from these assumptions.

The table below shows the potential impact on shareholders’ economic value of an immediate ten, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

August 5, 2010 - Press Release Reporting Second Quarter Results

As at
(Canadian $ in millions)	June 30, 2010			December 31, 2009
Decrease in market value of equity funds (1)	10%	20%	30%	10%	20%	30%
Market-based fees	$(490)	$(1,010)	$(1,570)	$(470)	$(960)	$(1,480)
Variable product guarantees	(530)	(1,290)	(2,270)	(450)	(1,080)	(1,930)
Total	$(1,020)	$(2,300)	$(3,840)	$(920)	$(2,040)	$(3,410)

Increase in market value of equity funds (1)	10%	20%	30%	10%	20%	30%
Market-based fees	$470	$950	$1,440	$490	$1,000	$1,520
Variable product guarantees	260	430	520	290	490	600
Total	$730	$1,380	$1,960	$780	$1,490	$2,120

(1) See “Caution related to risk exposures” above.

iii)	Impact on net income attributed to shareholders arising from variable products public equity market price risk

The following table shows the potential impact on annual net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in the market values of equities within the segregated funds followed by a return to normal market growth assumptions.  The assumptions with respect to performance of the variable annuity hedging program are the same as outlined in section ii) above (“Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk”), except that instead of the change in best estimate portion of the policy liabilities, the full change in the policy liabilities is used.

Change in market value of equity funds (1)

(Canadian $ in millions)	As at June 30, 2010	As at December 31, 2009
10% decline	$(1,200)	$(1,100)
20% decline	(2,700)	(2,600)
30% decline	(4,400)	(4,400)
10% increase	900	900

(1)  See “Caution related to risk exposures” above.

iv)	Impact on net income attributed to shareholders arising from both variable product and from the general fund market price risk for public equities

The following table adds the sensitivities to a change in market value of public traded equities on policy liabilities for other than variable products, to the sensitivities in table iii) above (“Impact on net income attributed to shareholders arising from variable products public equity market price risk”).

Change in market value of equity funds (1)

(Canadian $ in millions)	As at June 30 , 2010	As at December 31, 2009
10% decline	$(1,300)	$(1,200)
20% decline	(2,900)	(2,800)
30% decline	(4,700)	(4,600)
10% increase	1,000	1,000

(1)  See “Caution related to risk exposures” above.

August 5, 2010 - Press Release Reporting Second Quarter Results

v)           Impact on MLI’s MCCSR ratio from general fund and variable products public equity market price risk
Changes in equity markets also impact our available and required components of the MCCSR calculation.  The following table shows the potential impact to MLI’s MCCSR ratio of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in public equity market values.

Change in market value of equity funds (1)	As at June 30, 2010	As at December 31, 2009
	(percentage points)	(percentage points)
10% decline	(13)	(11)
20% decline	(27)	(25)
30% decline	(44)	(42)
10% increase	8	13

(1)  See “Caution related to risk exposures” above.

Insurance Risk
Effective June 29, 2010, the Company increased its global retention limit for individual life insurance from US$20 million to US$30 million and for survivorship life insurance from US$25 million to US$35 million.

TAX RELATED CONTINGENCY

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes.  We continue to believe that deductions originally claimed in relation to these arrangements are appropriate.  Although not expected to occur, should the tax attributes of all our leveraged leases be fully denied, the maximum after-tax exposure including interest is estimated to be an additional US$205 million as at June 30, 2010.

ACCOUNTING MATTERS AND CONTROLS

Critical Accounting and Actuarial Policies

Our significant accounting policies are described in note 1 to the annual consolidated financial statements on pages 81 to 85 of our 2009 Annual Report. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities (“VIEs”), determination of pension and other post-employment benefit obligations and expenses, income taxes and valuation of goodwill and intangible assets as described on pages 56 to 63 of our 2009 Annual Report.  In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Sensitivity of Policy Liabilities to Changes in Assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units. For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity

August 5, 2010 - Press Release Reporting Second Quarter Results

assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Sensitivity of Policy Liabilities to Changes in Asset Related Assumptions

(Canadian $ in millions)	Increase (Decrease) in After-Tax Income
Asset Related Assumptions Updated Periodically in Valuation Basis Changes	June 30, 2010	December 31, 2009
increase	decrease	increase	decrease
100 basis point change in ultimate fixed income re-investment rates (1)	1,400	(1,900)	1,200	(1,700)
100 basis point change in future annual returns for public equities (2)	1,000	(1,000)	1,000	(1,000)
100 basis point change in future annual returns for other non fixed income assets (3)	2,800	(2,800)	2,200	(2,300)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling (4)	(300)	300	(300)	400

(1)
The long-term ultimate re-investment rates (“URRs”) are assumed to be changed, however starting interest rates are assumed left unchanged at current levels. Current URRs for risk free bonds in Canada are 2.4% per annum and 4.0% per annum for short and long-term bonds respectively, and in the U.S. are 2.2% per annum and 4.2% per annum for short and long-term bonds respectively.

(2)
Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historic observed experience and are 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.  The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities.  For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $800 million (December 31, 2009  – $800 million).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(800 million) (December 31, 2009 – $(900 million)).

(3)
Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The increase from December 31, 2009 to June 30, 2010 is primarily related to the second order impact of the decline in interest rates.

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and are 16.55% per annum in Canada and 15.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.3% per annum in Hong Kong.

Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards (“IFRS”):

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011.  We will adopt IFRS as a replacement of current Canadian GAAP for fiscal periods beginning the first quarter of 2011, with corresponding comparative financial information for 2010.

Based on our current analysis of the identified differences between Canadian accounting requirements and existing IFRS, with the exception of the potential impairment of goodwill upon transition, we do not expect these accounting differences to have a significant impact on the financial statements in 2011.  The potential requirement to perform goodwill impairment testing at the cash generating unit level under IFRS, a more granular level than a reporting unit level under Canadian GAAP, may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS in 2011, which could be material.

We do not expect that the initial adoption of IFRS will have a significant impact on our disclosure controls and procedures, information technology systems or our business activities.

Any difference between the carrying value of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS, as at January 1, 2010 will be recorded in opening

August 5, 2010 - Press Release Reporting Second Quarter Results

retained earnings.   We cannot reasonably estimate the impacts of these adjustments at this time.

In general, an entity is required to apply the principles under IFRS on a retrospective basis, however, certain optional exemptions from retrospective application exist for topics where it would be operationally impracticable.  A summary of our significant preliminary first time adoption elections under IFRS 1– “First Time Adoption of IFRS” include:

Topic	Expected impact on the Consolidated Financial Statements
Business combinations
We do not expect to restate prior business combinations due to the complexities in obtaining historical valuations and instead expect to apply the IFRS requirements prospectively to acquisitions completed after January 1, 2010.

Foreign currency
We expect to elect the one-time option to reset the cumulative translation account (CTA) to zero upon adoption of IFRS to facilitate the translation of self sustaining foreign operations prospectively. The CTA balance at December 31, 2009, prior to the adoption of IFRS was ($5,148) million.

Employee benefits
We do not expect to recognize the unamortized actuarial gains and losses in retained earnings upon transition to IFRS and instead expect to apply the IFRS requirements for employee benefits retrospectively as sufficient data exists to perform this calculation and it is not operationally impracticable to do so.

The remaining first time adoption elections under IFRS 1 are either not applicable or are not expected to have a material impact on our financial statements.

The key identified measurement differences between Canadian GAAP and IFRS are outlined below.  As outlined above, based on our current analysis of the identified differences between Canadian accounting requirements and existing IFRS, with the exception of the potential impairment of goodwill upon transition, we do not expect these accounting differences to have a significant impact on the financial statements in 2011.

Topic	Expected impact on the Consolidated Financial Statements
Goodwill
The testing for impairment of goodwill under IFRS is potentially performed at a more granular level than Canadian GAAP and could result in the recognition of an impairment charge upon transition to IFRS which could be material, and/or result in more frequent impairment charges prospectively.  We expect to complete an analysis of any potential goodwill impairment upon transition to IFRS by the fourth quarter of 2010.

Investment contracts
The definition of insurance contracts differs between the two accounting bases.  Products that do not meet the definition of insurance are classified as investment contracts under IFRS and represent less than three per cent of total policyholder liabilities. These products will be measured as a financial liability at amortized cost or fair value, if elected.  We have selected accounting policies for the measurement of these contracts to ensure consistent measurement between assets and liabilities.  Where such financial liabilities are measured at amortized cost, any public bonds that support these products will be classified as AFS under IFRS to reduce an earnings mismatch with the measurement of the liability.  Currently such bonds are measured at fair value under the fair value option under Canadian GAAP.

August 5, 2010 - Press Release Reporting Second Quarter Results

Topic	Expected impact on the Consolidated Financial Statements
Embedded derivatives
Additional embedded derivatives within insurance contracts will be presented separately in other assets or other liabilities and will be measured at fair value under IFRS with changes in fair value reported in earnings.

Real estate, agriculture and private equity investments
Investments in real estate assets will be measured at fair value with the exception of owner-occupied properties which will be measured at historical cost less accumulated depreciation. Investments in agriculture assets, such as timber, will be measured at fair value with changes in fair value reported in earnings. Investments in private equities are currently held at cost under Canadian GAAP but will be measured at fair value under IFRS.  As noted below, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities.

Investments in leveraged leases
There is no specific guidance for the measurement of leveraged lease investments under IFRS.  These investments will be measured in a similar manner to a capital lease with income recognized on a constant yield basis under IFRS.

Investments in oil and gas properties
Asset retirement obligations relating to investments in oil and gas properties are discounted using a risk free rate under IFRS as opposed to a risk adjusted discount rate under Canadian GAAP.  This difference also impacts the cumulative depletion expense recognized on these properties to date.

Impairments of Available-for-Sale (AFS) equity securities
Impairment charges under IFRS are recorded for AFS equity instruments if declines in the carrying value are significant or prolonged, irrespective of future expectations for recovery. Under Canadian GAAP, impairment charges are not recorded when such declines in value are considered to be temporary, resulting in potentially more frequent impairment charges recorded under IFRS.

Hedge accounting
Certain hedge relationships under Canadian GAAP may not qualify for hedge accounting under IFRS or will require a change to effectiveness testing and/or measurement which could result in additional earnings volatility.

Consolidation
Additional assets and liabilities from off-balance sheet entities, including certain private equity investment and financing vehicles are expected to be consolidated under IFRS with non-controlling amounts included in equity.  Net income under IFRS will reflect 100% of the earnings from consolidated subsidiaries under IFRS.

Employee benefits
There are differences in the determination of pension expense, including assumptions relating to the return on plan assets and treatment of plan settlements and curtailments and past service costs under IFRS.  The estimated pension expense in 2010 under IFRS is expected to be higher than under Canadian GAAP primarily as a result of the amortization of the 2008 unrecognized net actuarial losses.

Loan origination costs
Certain internal costs are not considered to be incremental costs directly attributable to the origination of loans and mortgages issued by Manulife Bank and are excluded from effective interest calculations and expensed to income under IFRS. Under Canadian GAAP, these costs are included as an adjustment to the carrying value of the loan and are amortized over the effective life of the loan or mortgage.

August 5, 2010 - Press Release Reporting Second Quarter Results

Topic	Expected impact on the Consolidated Financial Statements
Share-based compensation
IFRS requires the use of the graded vesting method to account for awards that vest in installments over the vesting period as opposed to straight line recognition currently applied under Canadian GAAP resulting in accelerated compensation expense for these awards under IFRS.

Securitizations
In 2008, the Company sold and transferred certain mortgage assets to the Canadian Mortgage Bond Program.  Under existing IFRS requirements, these mortgages would be recorded on-balance sheet and treated as a “secured borrowing”.  In July 2010, the International Accounting Standards Board (“IASB”) voted to amend the effective date of the requirements for securitization and similar transactions to be applied on a prospective basis from the date of adoption of IFRS.  If ratified after the expected 60-day comment period, securitizations completed prior to January 1, 2010 would remain off-balance sheet under IFRS.

Income tax	The tax effects of the identified differences above as well as differences in the determination of uncertain tax provisions could result in additional earnings volatility.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be effective until at least 2013.  Until this standard is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities (“CALM”) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.  Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is initially adopted, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities and therefore is not expected to have a material impact on net income.

The key identified financial statement presentation differences between IFRS and Canadian GAAP include:

Topic	Expected impact on the Consolidated Financial Statements
Net income
Under IFRS net income includes income attributable to non-controlling interest.  Total net income on the Statement of Operations is then attributed to controlling interests (shareholder and participating products) and non-controlling interests.

Reinsurance balances
Reinsurance ceded balances, currently included as part of policy liabilities under Canadian GAAP and disclosed in note 7(a) of our consolidated financial statements for the year ended December 31, 2009, will be presented on a gross basis on both the balance sheet and income statement under IFRS.

Segregated funds
Under Canadian GAAP, segregated fund assets and liabilities are shown on the face of the balance sheet, but not included in the total assets and liabilities.  Under IFRS, these balances will be included in total assets and liabilities on the balance sheet.

As part of the IFRS transition process, we are evaluating its effect on regulatory capital requirements.  At this stage, the impact on capital requirements as a result of the initial IFRS adoption in 2011 is not expected to be material.

August 5, 2010 - Press Release Reporting Second Quarter Results

Update on IFRS transition progress:
Our IFRS transition plan includes the education, review, approval and implementation of the accounting policy changes identified above.  Additionally, the transition plan includes ensuring that project resourcing remains appropriate, modifying internal controls over financial reporting for the key identified changes above, frequent communication with our external auditors as well as the Audit Committee of the Board of Directors which includes a review of transition progress, discussion of potential transition and ongoing reporting changes, and an overview of developments in accounting and regulatory guidance related to IFRS.

As we prepare for the transition to IFRS, we continue to monitor ongoing changes to IFRS and adjust our transition and implementation plans accordingly.

As outlined above, we have completed the preliminary IFRS first-time adoption elections and identified the key applicable accounting policy differences. The most significant remaining milestones in our plan include finalization of the opening IFRS balance sheet and quantification of the quarterly comparative results and note disclosures under IFRS.  Project status is reviewed by the oversight committee on a monthly basis.  Our transition status is currently on-track in accordance with our overall transition plan to have these milestones completed by the end of the year.

Future IFRS changes post adoption in 2011:
As indicated above, the IFRS standard for insurance contracts is currently being developed and is not expected to be effective until at least 2013.  The insurance contracts accounting policy proposals being considered by the IASB do not connect the measurement of insurance liabilities with the assets that support the payment of those liabilities and, therefore, the proposals may lead to a large initial increase in insurance liabilities and required regulatory capital upon adoption, as well as significant ongoing volatility in our reported results and regulatory capital particularly for long duration guaranteed products.  This in turn could have significant negative consequences to our customers, shareholders and the capital markets.  We believe the accounting and related regulatory rules under discussion could put the Canadian insurance industry at a significant disadvantage relative to our U.S. and global peers and also to the banking sector in Canada.  The IASB recently released an exposure draft of its proposals on insurance contracts with a four month comment period.  We are currently reviewing the proposals and along with the Canadian insurance industry expect to provide comments and input to the IASB.

The insurance industry in Canada is currently working with OSFI and the federal government on these matters and the industry is urging policymakers to ensure that any future accounting and capital proposals appropriately consider the business model of a life insurance company and in particular, the implications for long duration guaranteed products.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include:  Adjusted Earnings from Operations; Return on Common Shareholders’ Equity; Constant Currency Basis; Premiums and Deposits; Premiums and Premium Equivalents; Funds under Management; Capital; Sales; New Business Embedded Value and Shareholders’ Economic Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

August 5, 2010 - Press Release Reporting Second Quarter Results

Return on common shareholders’ equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on Equity
(Canadian $ in millions)	Quarterly Results
	2Q10	1Q10	2Q09
Net income (loss) available to common shareholders	$(2,398)	$1,120	$1,758
Opening total equity available to common shareholders	$27,816	$27,405	$25,442
Closing total equity available to common shareholders	26,290	27,816	26,173
Weighted average total equity available to common shareholders	$27,053	$27,610	$25,808
Opening AOCI on AFS securities and cash flow hedges	$633	$564	$(917)
Closing AOCI on AFS securities and cash flow hedges	630	633	111
Adjustment for average AOCI	$(631)	$(598)	$403
Weighted average total equity available to common shareholders excluding average AOCI adjustment	$26,422	$27,012	$26,211

ROE based on weighted average total equity available to common shareholders (annualized)	(35.5)%	16.5%	27.3%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	(36.4)%	16.8%	26.9%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the second quarter of 2009.

Premiums and deposits is a measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) premiums and premium equivalents (see below), (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, and (v) other deposits in other managed funds.

Premiums and premium equivalents are part of premiums and deposits.  The Company calculates premiums and premium equivalents as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Consolidated Statement of Operations, (ii) premium equivalents for administration only group benefit contracts and (iii) premiums in the Canadian Group Benefit’s reinsurance ceded agreement.

August 5, 2010 - Press Release Reporting Second Quarter Results

Premiums and Deposits
(Canadian $ in millions)	Quarterly Results
	2Q10	1Q10	2Q09
Premium income	$4,470	$4,395	$5,720
Deposits from policyholders	5,968	7,204	7,391
Premiums and deposits per financial statements	$10,438	$11,599	$13,111
Mutual fund deposits	3,056	2,966	2,141
Institutional advisory account deposits	1,060	847	2,190
ASO premium equivalents	673	676	662
Group Benefits ceded premiums	916	906	932
Other fund deposits	131	144	160
Total premiums and deposits	$16,274	$17,138	$19,196
Currency impact	1,537	1,363	-
Constant currency premiums and deposits	$17,811	$18,501	$19,196

Funds under management is a measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds Under Management
(Canadian $ in millions)	Quarterly Results
	2Q10	1Q10	2Q09
Total invested assets	$199,272	$188,308	$188,332
Total segregated funds net assets held by the Company	189,163	193,103	177,586
Funds under management per financial statements	$388,435	$381,411	$365,918
Mutual funds	36,342	36,766	26,435
Institutional advisory accounts (excluding segregated funds)	21,705	20,866	21,956
Other funds	7,446	7,419	6,621
Total funds under management	$453,928	$446,462	$420,930
Currency impact	29,922	46,327	-
Constant currency funds under management	$483,850	$492,789	$420,930

The definition we use for capital serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  total equity excluding AOCI on cash flow hedges; non-controlling interest in subsidiaries; and liabilities for preferred shares and qualifying capital instruments.

Capital
(Canadian $ in millions)	Quarterly Results
	2Q10	1Q10	2Q09
Total equity	$27,804	$29,326	$27,661
Less AOCI (loss) on cash flow hedges	(172)	(54)	(98)
Add liabilities for preferred shares and qualifying capital instruments	4,043	4,022	3,092
Add non-controlling interest in subsidiaries	259	246	209
Total capital	$32,278	$33,648	$31,060

Sales are measured according to product type.

(i)	For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized

August 5, 2010 - Press Release Reporting Second Quarter Results

premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

(ii)
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

(iii)
For individual wealth management contracts, all new deposits are reported as sales.  This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

(iv)
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company.  Single premium sales reflect the assets transferred from the previous plan provider.  Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the period.    NBEV is calculated as the present value of expected future earnings after the cost of capital on new business using future mortality, morbidity, policyholder behavior assumptions, expense and investment assumptions used in the pricing of the products sold.  The investment assumptions for long duration products are based on the long-term investment assumptions typically determined during the annual planning cycle.  For variable annuity products, the interest rates used in the calculation of NBEV are based on the interest rates at the time the business is issued.  The principal economic assumptions used in the NBEV calculations in 2010 were based on January 1, 2010 markets and were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	7.75%	8.00%	8.50%	6.50%
Inflation	2.0%	2.0%	2.0%	0.0%
Income tax rate	26%	35%	16.5%	36%
Foreign exchange rate	n/a	1.0466	0.1350	0.0112

Impact on shareholders’ economic value is one of the measures we use to describe the potential impact of changes in equity markets and interest rates. Our method of calculating the impact on shareholders’ economic value is set out in the relevant sections above where the impact is disclosed.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties,

August 5, 2010 - Press Release Reporting Second Quarter Results

and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity; the accuracy of other estimates used in applying accounting policies and actuarial methods; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;  environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients worldwide have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions.  Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients around the world. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $454 billion (US$428 billion) as at June 30, 2010. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

August 5, 2010 - Press Release Reporting Second Quarter Results

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	June 30
	2010	2009	% Change

Net income (loss)	$(2,375)	$1,784	-
Net income attributed to participating policyholders	3	10	(70)
Net income (loss) attributed to shareholders	$(2,378)	$1,774	-
Preferred share dividends	(20)	(16)	25
Net income (loss) available to common shareholders	$(2,398)	$1,758	-

Premiums and deposits:
Life and health insurance premiums	$3,356	$3,573	(6)
Annuity and pension premiums excluding variable annuities	1,015	1,666	(39)
Segregated fund deposits excluding variable annuities	4,455	4,431	1
Mutual fund deposits	3,056	2,141	43
Institutional advisory account deposits	1,060	2,190	(52)
ASO premium equivalents	673	662	2
Group Benefits ceded	916	932	(2)
Other fund deposits	131	160	(18)
Premiums and deposits excluding variable annuities	$14,662	$15,755	(7)
Variable annuities premium and deposits	1,612	3,441	(53)
Total premiums and deposits	$16,274	$19,196	(15)

Funds under management:
General fund	$199,272	$188,332	6
Segregated funds excluding institutional advisory accounts	186,945	174,628	7
Mutual funds	36,342	26,435	37
Institutional advisory accounts	23,923	24,914	(4)
Other funds	7,446	6,621	12
Total funds under management	$453,928	$420,930	8

Capital
Liabilities for preferred shares and qualifying capital instruments	$4,043	$3,092	31
Non-controlling interest in subsidiaries	259	209	24
Equity
Participating policyholders' equity	91	69	32
Shareholders' equity
Preferred shares	1,422	1,419	0
Common shares	19,088	16,250	17
Contributed surplus	195	169	15
Retained earnings	11,131	12,639	(12)
Accumulated other comprehensive loss on AFS securities and translation of self-sustaining foreign operations	(3,951)	(2,787)	42
Total capital	$32,278	$31,060	4

Selected key performance measures:
Basic earnings (loss) per common share	$(1.36)	$1.09
Diluted earnings (loss) per common share	$(1.36)	$1.09
Return on common shareholders' equity (annualized) 1	(36.4)%	26.9%
Book value per common share	$14.89	$16.22
Common shares outstanding (in millions)
End of period	1,766	1,614
Weighted average - basic	1,762	1,611
Weighted average - diluted	1,762	1,616

1 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share information, unaudited)	For the three months ended
	June 30
	2010	2009
Revenue
Premium income	$4,470	$5,720
Investment income
Investment income	2,094	2,061
Realized/ unrealized gains on assets supporting policy liabilities and consumer notes	3,817	2,145
Other revenue	1,529	1,459
Total revenue	$11,910	$11,385
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,064	$1,139
Maturity and surrender benefits 1	1,314	1,921
Annuity payments	680	798
Policyholder dividends and experience rating refunds	292	330
Net transfers (from) to segregated funds	(78)	705
Change in actuarial liabilities 1	9,599	2,016
General expenses	898	921
Investment expenses	233	237
Commissions	912	1,016
Interest expense	262	543
Premium taxes	75	62
Non-controlling interest in subsidiaries	5	2
Total policy benefits and expenses	$15,256	$9,690
Income (loss) before income taxes	$(3,346)	$1,695
Income tax recovery	971	89
Net income (loss)	$(2,375)	$1,784
Net income attributed to participating policyholders	3	10
Net income (loss) attributed to shareholders	$(2,378)	$1,774
Preferred share dividends	(20)	(16)
Net income (loss) available to common shareholders	$(2,398)	$1,758

Basic earnings (loss) per common share	$(1.36)	$1.09
Diluted earnings (loss) per common share	$(1.36)	$1.09

1 The change in actuarial liabilities includes the impact of scheduled maturities in John Hancock Fixed Products institutional annuity contracts of $241 million in Q2 2010 and $698 million in Q2 2009.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at June 30
Assets	2010	2009
Invested assets
Cash and short-term securities	$17,508	$17,110
Securities
Bonds	96,674	83,725
Stocks	9,585	9,688
Loans
Mortgages	31,781	31,379
Private placements	22,523	24,701
Policy loans	6,857	7,090
Bank loans	2,438	2,458
Real estate	6,028	6,228
Other investments	5,878	5,953
Total invested assets	$199,272	$188,332
Other assets
Accrued investment income	$1,621	$1,667
Outstanding premiums	717	771
Goodwill	7,206	7,608
Intangible assets	2,015	2,015
Derivatives	4,899	3,713
Miscellaneous	4,489	4,132
Total other assets	$20,947	$19,906
Total assets	$220,219	$208,238
Segregated funds net assets	$190,243	$178,161

Liabilities and equity
Policy liabilities	$155,519	$143,946
Deferred realized net gains	106	113
Bank deposits	15,669	14,483
Consumer notes	1,211	1,486
Long-term debt	3,307	4,296
Future income tax liability	1,092	1,811
Derivatives	3,534	3,319
Other liabilities	7,122	7,280
	$187,560	$176,734

Liabilities for preferred shares and capital instruments	4,596	3,634
Non-controlling interest in subsidiaries	259	209

Equity
Participating policyholders' equity	91	69
Shareholders' equity
Preferred shares	1,422	1,419
Common shares	19,088	16,250
Contributed surplus	195	169
Retained earnings	11,131	12,639
Accumulated other comprehensive loss	(4,123)	(2,885)
Total equity	$27,804	$27,661
Total liabilities and equity	$220,219	$208,238
Segregated funds net liabilities	$190,243	$178,161

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended June 30, 2010
	U.S.	U.S.	Canadian	Asia and Japan		Reinsurance	Corporate
	Insurance	Wealth					and
Premiums and deposits		Management					Other	Total
General fund premiums excluding variable annuities	$ 1,478	$ 581	$ 963	$ 1,108		$ 241	$ -	$ 4,371
Segregated fund deposits excluding variable annuities	296	3,096	621	442		-	-	4,455
Mutual fund deposits	-	2,285	297	474		-	-	3,056
Institutional advisory account deposits	-	-	-	-		-	1,060	1,060
ASO premium equivalents	-	-	673	-		-	-	673
Group Benefits ceded	-	-	916	-		-	-	916
Other fund deposits	-	131	-	-		-	-	131
Variable annuities premiums and deposits	-	764	521	327		-	-	1,612
Total	$ 1,774	$ 6,857	$ 3,991	$ 2,351		$ 241	$ 1,060	$ 16,274

Net income (loss)	$ (720)	$ (504)	$ (342)	$ (709)		$ 4	$ (104)	$ (2,375)

Funds under management	As at June 30, 2010
General fund	$ 64,025	$ 36,355	$ 61,708	$ 26,446		$ 2,527	$ 8,211	$ 199,272
Segregated funds excluding institutional advisory accounts	11,309	111,706	35,994	28,065		-	(129)	186,945
Mutual funds	-	26,622	6,414	3,306		-	-	36,342
Institutional advisory accounts	-	-	-	-		-	23,923	23,923
Other funds	-	3,503	-	3,943		-	-	7,446
Total	$ 75,334	$ 178,186	$ 104,116	$ 61,760	$	$ 2,527	$ 32,005	$ 453,928

	For the quarter ended June 30, 2009
	U.S.	U.S.	Canadian	Asia and Japan		Reinsurance	Corporate
	Insurance	Wealth					and
Premiums and deposits		Management					Other	Total
General fund premiums excluding variable annuities	$ 1,674	$ 1,179	$ 1,078	$ 1,016		$ 292	$ -	$ 5,239
Segregated fund deposits excluding variable annuities	288	2,934	731	475		-	3	4,431
Mutual fund deposits	-	1,655	108	378		-	-	2,141
Institutional advisory account deposits	-	-	-	-		-	2,190	2,190
ASO premium equivalents	-	-	662	-		-	-	662
Group Benefits ceded	-	-	932	-		-	-	932
Other fund deposits	-	160	-	-		-	-	160
Variable annuities premiums and deposits	-	2,028	805	608		-	-	3,441
Total	$ 1,962	$ 7,956	$ 4,316	$ 2,477		$ 292	$ 2,193	$ 19,196

Net income (loss)	$ (631)	$ 1,551	$ 336	$ 895		$ 45	$ (412)	$ 1,784

Funds under management	As at June 30, 2009
General fund	$ 57,408	$ 38,488	$ 56,834	$ 25,336		$ 2,704	$ 7,562	$ 188,332
Segregated funds excluding institutional advisory accounts	10,244	106,547	31,860	26,199		-	(222)	174,628
Mutual funds	-	22,236	2,540	1,659		-	-	26,435
Institutional advisory accounts	-	-	-	-		-	24,914	24,914
Other funds	-	3,285	-	3,336		-	-	6,621
Total	$ 67,652	$ 170,556	$ 91,234	$ 56,530		$ 2,704	$ 32,254	$ 420,930

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.